EXHIBIT C

Transactions in the Issuer since the Filing of the Original Schedule 13D

The following table sets forth all transactions in the Shares effected since the filing of the Original Schedule 13D by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
10/22/2014*	(16,444)	21.73

* Transaction was effected for the purpose of rebalancing the holdings of funds and accounts managed by the Reporting Person.